SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/7/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,216,178

8. SHARED VOTING POWER
1,262,115

9. SOLE DISPOSITIVE POWER
1,216,178
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,262,115



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,478,293 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.49%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,216,178

8. SHARED VOTING POWER
1,262,115

9. SOLE DISPOSITIVE POWER
1,216,178
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,262,115



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,478,293 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.49%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,216,178

8. SHARED VOTING POWER
1,262,115

9. SOLE DISPOSITIVE POWER
1,216,178
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,262,115



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,478,293 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.49%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,216,178

8. SHARED VOTING POWER
1,262,115

9. SOLE DISPOSITIVE POWER
1,216,178
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,262,115



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,478,293 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.49%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of New York Reit Inc. ("NYRT" or the "Issuer").

The principal executive offices of NYRT are located at 405 PARK AVENUE
14TH FLOOR
NEW YORK NY 10022



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.




ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
See Exhibit A - Letter to the NYRT Chairman.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on August 9, 2016, there were 165,846,056 shares of common stock outstanding as of July 29, 2016. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of October 6, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,478,293 shares of NYRT (representing 1.49% of NYRT's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 2,478,293 shares of NYRT include 1,216,178 shares (representing 0.73% of NYRT's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 2,478,293 shares of NYRT beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,262,115 (representing 0.76% of NYRT's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,216,178 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,262,115 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of NYRT's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of NYRT were purchased:

Date:		        Shares:		Price:
08/05/16		57,347		10.0452
08/08/16		59,432		10.0423
08/09/16		50,000		9.9978
08/10/16		8,200		10.0279
08/11/16		50,000		9.9833
08/12/16		54,219		9.9701
08/15/16		13,736		9.9795
08/16/16		25,000		9.9169
08/17/16		25,000		9.8591
08/19/16		6,600		9.9770
08/22/16		20,000		9.8711
08/23/16		19,907		9.7893
08/31/16		11,000		9.6290
09/01/16		25,000		9.5919
09/02/16		51,000		9.6548
09/06/16		38,000		9.5510
09/07/16		22,600		9.5993
09/08/16		50,000		9.5655
09/09/16		25,000		9.3283



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1 & Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/07/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit 1:

Agreement to Make Joint Filing

	Agreement made as of the 7th day of October, 2016, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of New York Reit Inc. (NYRT), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of NYRT;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member



Exhibit A:


Bulldog Investors, LLC, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663
           201-881-7100 // pgoldstein@bulldoginvestors.com

						October 7, 2016

Randolph C. Read
Chairman of the Board
New York REIT, Inc.
405 Park Ave., 14th Floor
New York, NY 10022

Dear Mr. Read:

     Bulldog Investors, LLC currently owns, on behalf of its clients, approximately 2.5 million shares of New York REIT, Inc. (NYSE: NYRT). We met with Mike Happel in late August and urged him to try to reach a settlement with WW Investors in connection with the Board's recent decision to liquidate (which we support). We were disappointed that a settlement was not reached. But, if that is no longer a realistic possibility, then stockholders must have an opportunity to determine the fate of their investment.

     The last annual meeting was held on June 22, 2015. At that meeting, directors were elected "to serve for a term ending at the 2016 annual meeting of stockholders." Since the 2016 annual meeting has not been scheduled, we think that stockholders should be able to vote for the full board of directors (including those that were never elected by stockholders) at the same meeting at which they will vote on the plan of liquidation. After all, the success of the plan will depend on who is going to execute it. Conversely, there is no reason we can think of to bifurcate these matters by holding a special meeting to vote on the liquidation plan without allowing stockholders to simultaneously determine the constitution of the board of directors.

     Thank you for your consideration.

					       Sincerely yours,

					       /S/Phillip Goldstein

					       Phillip Goldstein
					       Member
					       Bulldog Investors LLC